(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

August 21, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Fixed-Income Trust (the trust):

Fidelity Commodity Strategy Fund
Fidelity Series Commodity Strategy Fund
Fidelity Series Global ex U.S. Index Fund
Fidelity Series Inflation-Protected Bond Index Fund
Fidelity U.S. Bond Index Fund (the funds)

File Nos. (002-41839) and (811-02105)
Post-Effective Amendment No. 126

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 126 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Powers of Attorney dated February 1, 2009, is maintained at the offices of the trust. This filing also includes conformed copies of the manually signed consents of the trust's independent registered public accounting firms, the originals of which are maintained at the offices of the trust.

This filing serves to register Fidelity Commodity Strategy Fund, Fidelity Series Commodity Strategy Fund, Fidelity Series Global ex U.S. Index Fund, and Fidelity Series Inflation-Protected Bond Index Fund as new series of the trust and also serves to register a new class of shares, Class F, of Fidelity U.S. Bond Index Fund and includes the Prospectuses and Statements of Additional Information (SAIs) for the funds. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 124, update standard disclosure, and implement editorial changes.

An effective date of August 23, 2009 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Colin J. McDevitt
Colin J. McDevitt
Legal Product Group